FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of April 2007

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1. News release issued on April 27, 2007, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing its annual financial results for the year ended March 31, 2007 (fiscal 2007).

2. Supplemental consolidated financial data for fiscal 2007 ended March 31, 2007.

3. News release issued on April 27, 2007, by the registrant, announcing that its Board of Directors resolved to repurchase its own shares.

4. News release issued on April 27, 2007, by the registrant, announcing the continuation of policy toward large-scale purchases of company’s shares.

5. News release issued on April 27, 2007, by the registrant, announcing shelf registration of stock acquisition rights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: May 11, 2007

April 27, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 118 yen.)

MATSUSHITA REPORTS ANNUAL NET PROFIT INCREASE

- Sales and earnings up for five consecutive year -

Osaka, Japan, April 27, 2007 – Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today reported its consolidated financial results for the year ended March 31, 2007 (fiscal 2007).

Consolidated Results

Consolidated group sales for fiscal 2007 increased 2% to 9,108.2 billion yen (U.S.$77.19 billion), from 8,894.3 billion yen in the previous fiscal year. Explaining fiscal 2007 results, the company cited sales gains in digital products, especially V-products. Of the consolidated group total, domestic sales amounted to 4,616.5 billion yen ($39.12 billion), mostly unchanged from 4,611.4 billion yen a year ago. Overseas sales increased 5% to 4,491.7 billion yen ($38.07 billion), from 4,282.9 billion yen in fiscal 2006, ended March 31, 2006.

During the fiscal year under review, the electronics industry faced severe business conditions in Japan and overseas, due mainly to rising prices for crude oil and other raw materials and continued price declines caused by ever-intensified global competition, mainly in digital products. Under these circumstances, in fiscal 2007, the final year of the mid-term management plan Leap Ahead 21, Matsushita has implemented growth strategies and strengthened management structures, thereby achieving a target of the plan.

As part of such efforts, the company aggressively launched and promoted a new series of V-products to capture leading market shares and make a significant contribution to overall business results. Aiming to reinforce its management structures, the company has made all-out efforts to reduce raw materials costs and eliminate redundancies throughout the Matsushita Group.

Regarding earnings, operating profit1 for this fiscal year was up 11%, to 459.5 billion yen ($3.89 billion), from 414.3 billion yen in the previous year, despite the effects from rising raw materials prices and ever-intensified global price competition. This improvement was due primarily to the cost reduction efforts including materials costs and fixed costs, and a weaker yen. In other income (deductions), the company recorded gains on the sale of the investments regarding cable broadcasting business and proceeds from tangible fixed assets, and incurred restructuring expenses, including 14.2 billion yen ($120 million) associated with the implementation of early retirement programs, and impairment losses. These factors, as well as increased operating profit, led to a consolidated pre-tax income of 439.1 billion yen ($3.72 billion), up 18% from 371.3 billion yen in the previous year. Net income also increased 41% to 217.2 billion yen ($1.84 billion), from 154.4 billion yen from a year ago. The company’s net income per common share was 99.50 yen ($0.84) on a diluted basis, versus 69.48 yen in the previous year.

[1]	For information about operating profit, see Note 2 of the Notes to consolidated financial statements on page 13.

Consolidated Sales Breakdown by Product Category

The company’s annual consolidated sales by product category, as compared with prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales increased 2% to 3,749.4 billion yen ($31.78 billion), from 3,688.3 billion yen in the previous year. Sales of video and audio equipment increased 6% from the previous year, due mainly to strong sales in digital AV products such as flat-panel TVs and digital cameras. Sales of information and communications equipment decreased 2% to 2,079.1 billion yen ($17.62 billion), compared with 2,111.8 billion yen a year ago. Sluggish sales of mobile phones in Japan and overseas for the fiscal year, despite increased sales in automotive electronics, led to overall lower sales in this category.

Home Appliances

Sales of Home Appliances increased 4% to 1,227.4 billion yen ($10.40 billion), compared with 1,183.1 billion yen in the previous year, due mainly to favorable sales of air conditioners and compressors.

Components and Devices

Sales of Components and Devices were also up 4% to 1,126.9 billion yen ($9.55 billion), compared with 1,086.6 billion yen in the previous year, due mainly to favorable sales in general electronic components.

MEW and PanaHome

Sales of MEW and PanaHome increased 8% to 1,698.1 billion yen ($14.39 billion), from 1,570.8 billion yen a year ago. At Matsushita Electric Works, Ltd. (MEW) and its subsidiaries, sales gains were recorded in electrical construction materials and electronic and plastic materials. At PanaHome Corporation, sales of detached housing were favorable, contributing to overall increased sales.

JVC

Sales for JVC (Victor Company of Japan, Ltd. and its subsidiaries) totaled 638.6 billion yen ($5.41 billion), down 9% from 699.0 billion yen in the previous year. This result was due primarily to sluggish sales of AV equipment.

Other

Sales for Other totaled 667.8 billion yen ($5.66 billion), mostly unchanged from a year ago.

Non-Consolidated (Parent Company Alone) Results2

Parent-alone sales increased 6% to 4,746.9 billion yen, from 4,472.6 billion yen in the previous year. Regarding parent-alone earnings, operating profit totaled 142.0 billion yen, up 15% from 123.2 billion yen in fiscal 2006. This increase was realized mainly by sales gains and various comprehensive cost reduction initiatives, despite price declines. Recurring profit decreased 35% to 141.6 billion yen, from 216.4 billion yen in the previous year. Despite an increase in operating profit, a decrease in dividend income from affiliates led to lower recurring profit, compared with the previous year. Parent-alone net income increased 383% to 98.8 billion yen, from 20.4 billion yen in the previous year, including gains from the sale of securities of its affiliated company which operates a cable broadcasting business.

Consolidated Financial Condition

Net cash provided by operating activities in fiscal 2007 amounted to 532.6 billion yen ($4.51 billion). This was attributable primarily to cash inflows from net income and depreciation. Net cash used in investing activities amounted to 567.8 billion yen ($4.81 billion). Capital expenditures for tangible fixed assets were 411.3 billion yen ($3.49 billion), mainly consisting of manufacturing facilities for priority business areas such as plasma display panels (PDPs) and semiconductors, while time deposits increased 223.8 billion yen ($1.90 billion) from the end of fiscal 2006 (March 31, 2006). Net cash used in financing activities was 427.7 billion yen ($3.62 billion). Major factors included the repurchase of the company’s common stock and the repayment of long-term debt. All these activities resulted in cash and cash equivalents of 1,236.6 billion yen ($10.48 billion) at the end of fiscal 2007, down 430.8 billion yen compared with the end of the last fiscal year.

[2]	Non-consolidated (parent company alone) results are in conformity with Japanese generally accepted accounting principles.

The company’s consolidated total assets as of March 31, 2007 decreased 67.7 billion yen to 7,897.0 billion yen ($66.92 billion), as compared with 7,964.6 billion yen at the end of the last fiscal year (March 31, 2006). Stockholders’ equity increased 129.1 billion yen, as compared with the end of the last fiscal year, to 3,916.7 billion yen ($33.19 billion) as of March 31, 2007. This was due primarily to increases in retained earnings and accumulated other comprehensive income, despite an increase in treasury stock on continued repurchases of the company’s own shares.

Year-end Dividend

Total dividends for fiscal 2007, ended March 31, 2007, including an interim dividend of 15 yen per common share paid in November 2006, are expected to be 30 yen per common share, as compared with total dividends of 20 yen for fiscal 2006.

Outlook for Fiscal 2008

Regarding the business environment for the fiscal 2008 ending March 31, 2008, the company currently expects to encounter severe conditions, such as continuing price declines and rising crude oil and other raw materials prices, as well as concerns about the global economic conditions, mainly in the United States. Under these circumstances, in fiscal 2008, the first year of the mid-term management plan GP3, Matsushita will actively implement initiatives to accelerate its growth strategies, aiming at steady growth with profitability. The company currently expects fiscal 2008 sales on a consolidated basis to total approximately 9,250 billion yen, an increase of 2% from the previous fiscal year. Consolidated operating profit is forecasted to increase by about 9% to 500 billion yen. Consolidated income before income taxes3 is anticipated to increase to 460 billion yen, up 5%, with net income expected to improve to 250 billion yen, an increase of 15% from the previous fiscal year.

[3]

Factors affecting the forecast for other income (deductions) of 40 billion yen (the difference between operating profit and income before income taxes) include business restructuring charges of 45 billion yen and other income of 5 billion yen.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Matsushita home page URL: http://panasonic.net/

Matsushita IR web site URL: http://ir-site.panasonic.com/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Year ended March 31)

	Yen (millions)		Percentage 2007/2006	U.S. Dollars (millions)
	2007	2006		2007
Net sales	¥9,108,170	¥8,894,329	102%	$77,188
Cost of sales	(6,394,418)	(6,155,297)		(54,190)
Selling, general and administrative expenses	(2,254,211)	(2,324,759)		(19,104)

Operating profit	459,541	414,273	111%	3,894
Other income (deductions):
Interest income	30,553	28,216		259
Dividend income	7,597	6,567		64
Interest expense	(20,906)	(21,686)		(177)
Expenses associated with the implementation of early retirement programs **	(14,198)	(37,019)		(120)
Other income (loss), net	(23,443)	(19,039)		(198)

Income before income taxes	439,144	371,312	118%	3,722
Provision for income taxes	(191,863)	(167,089)		(1,626)
Minority interests	(31,131)	987		(264)
Equity in earnings (losses) of associated companies	1,035	(50,800)		9

Net income	¥217,185	¥154,410	141%	$1,841

Net income, basic per common share	99.50 yen	69.48 yen		$0.84
per ADS	99.50 yen	69.48 yen		$0.84
Net income, diluted per common share	99.50 yen	69.48 yen		$0.84
per ADS	99.50 yen	69.48 yen		$0.84
(Parentheses indicate expenses, deductions or losses.)
* ** See Notes to consolidated financial statements on pages 13-14.
Supplementary Information (Year ended March 31)
	Yen (millions)			U.S. Dollars (millions)
	2007	2006		2007
Depreciation (tangible assets):	¥280,177	¥275,213		$2,374
Capital investment ***:	¥418,334	¥345,819		$3,545
R&D expenditures:	¥578,087	¥564,781		$4,899
Number of employees (Mar. 31)	328,645	334,402

***	These figures are calculated on an accrual basis.

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

(March 31, 2007)

	Yen (millions)		U.S. Dollars (millions)
	March 31, 2007	March 31, 2006	March 31, 2007
Assets
Current assets:
Cash and cash equivalents	¥1,236,639	¥1,667,396	$10,480
Time deposits	225,458	11,001	1,911
Short-term investments	93,179	56,753	789
Trade receivables (notes and accounts)	1,141,010	1,146,815	9,669
Inventories	949,399	915,262	8,046
Other current assets	553,164	609,326	4,688

Total current assets	4,198,849	4,406,553	35,583

Investments and advances	1,206,082	1,100,035	10,221
Property, plant and equipment, net of accumulated depreciation	1,642,293	1,632,339	13,918
Other assets	849,734	825,713	7,201

Total assets	¥7,896,958	¥7,964,640	$66,923

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	¥223,190	¥339,845	$1,891
Trade payables (notes and accounts)	934,977	981,279	7,924
Other current liabilities	1,583,700	1,563,944	13,421

Total current liabilities	2,741,867	2,885,068	23,236

Long-term debt	226,780	264,070	1,922
Other long-term liabilities	460,416	526,290	3,902
Minority interests	551,154	501,591	4,670
Common stock	258,740	258,740	2,193
Capital surplus	1,220,967	1,234,289	10,347
Legal reserve	88,588	87,526	751
Retained earnings	2,737,024	2,575,890	23,195
Accumulated other comprehensive income (loss) *	107,097	(26,119)	908
Treasury stock	(495,675)	(342,705)	(4,201)

Total liabilities, minority interests and stockholders’ equity	¥7,896,958	¥7,964,640	$66,923

* Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	March 31, 2007	March 31, 2006	March 31, 2007
Cumulative translation adjustments	¥(99,538)	¥(162,331)	$(843)
Unrealized holding gains of available-for-sale securities	160,831	145,306	1,363
Unrealized gains of derivative instruments	862	1,326	7
Minimum pension liability adjustments	—	(10,420)	—
Pension liability adjustments	44,942	—	381

**	See Notes to consolidated financial statements on pages 13-14.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Year ended March 31)

	Yen (billions)		Percentage 2007/2006	U.S. Dollars (millions)
	2007	2006		2007
AVC Networks
Video and audio equipment	¥1,670.3	¥1,576.5	106%	$14,155
Information and communications equipment	2,079.1	2,111.8	98%	17,620

Subtotal	3,749.4	3,688.3	102%	31,775

Home Appliances	1,227.4	1,183.1	104%	10,402

Components and Devices	1,126.9	1,086.6	104%	9,550

MEW and PanaHome	1,698.1	1,570.8	108%	14,390

JVC	638.6	699.0	91%	5,412

Other	667.8	666.5	100%	5,659

Total	¥9,108.2	¥8,894.3	102%	$77,188

Domestic sales	4,616.5	4,611.4	100%	39,123

Overseas sales	4,491.7	4,282.9	105%	38,065

[Domestic/Overseas Sales Breakdown]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions)	Percentage 2007/2006	Yen (billions)	Percentage 2007/2006
	2007		2007
AVC Networks
Video and audio equipment	¥465.9	98%	¥1,204.4	109%
Information and communications equipment	1,033.2	98%	1,045.9	99%

Subtotal	1,499.1	98%	2,250.3	104%

Home Appliances	686.0	101%	541.4	108%

Components and Devices	394.6	97%	732.3	108%

MEW and PanaHome	1,434.3	106%	263.8	120%

JVC	180.7	89%	457.9	93%

Other	421.8	96%	246.0	108%

Total	¥4,616.5	100%	¥4,491.7	105%

*	See Notes to consolidated financial statements on pages 13-14.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Year ended March 31)

By Business Segment:

	Yen (billions)		Percentage 2007/2006	U.S. Dollars (millions)
	2007	2006		2007
[Sales]
AVC Networks	¥4,047.2	¥3,986.1	102%	$34,298
Home Appliances	1,303.4	1,241.2	105%	11,046
Components and Devices	1,377.7	1,368.3	101%	11,675
MEW and PanaHome	1,858.7	1,747.2	106%	15,752
JVC	646.6	703.1	92%	5,480
Other	1,484.0	1,315.3	113%	12,576

Subtotal	10,717.6	10,361.2	103%	90,827
Eliminations	(1,609.4)	(1,466.9)	—	(13,639)

Consolidated total	¥9,108.2	¥8,894.3	102%	$77,188

[Segment Profit] **
AVC Networks	¥219.6	¥190.9	115%	$1,861
Home Appliances	83.5	77.2	108%	707
Components and Devices	99.9	81.1	123%	846
MEW and PanaHome	78.9	72.7	109%	669
JVC	(5.7)	(5.8)	—	(48)
Other	60.5	62.2	97%	513

Subtotal	536.7	478.3	112%	4,548
Corporate and eliminations	(77.2)	(64.0)	—	(654)

Consolidated total	¥459.5	¥414.3	111%	$3,894

By Domestic and Overseas Company Location:

	Yen (billions)		Percentage 2007/2006	U.S. Dollars (millions)
	2007	2006		2007
[Sales]
Japan	¥6,971.0	¥6,890.3	101%	$59,076
Americas	1,357.3	1,366.5	99%	11,503
Europe	1,210.0	1,087.7	111%	10,254
Asia, China and others	2,874.7	2,716.4	106%	24,362

Subtotal	12,413.0	12,060.9	103%	105,195
Eliminations	(3,304.8)	(3,166.6)	—	(28,007)

Consolidated total	¥9,108.2	¥8,894.3	102%	$77,188

[Segment Profit]
Japan	¥409.4	¥374.1	109%	$3,469
Americas	22.5	16.8	134%	191
Europe	13.9	4.5	308%	118
Asia, China and others	89.4	81.4	110%	758

Subtotal	535.2	476.8	112%	4,536
Corporate and eliminations	(75.7)	(62.5)	—	(642)

Consolidated total	¥459.5	¥414.3	111%	$3,894

* **	See Notes to consolidated financial statements on pages 13-14.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Stockholders’ Equity *

(Years ended March 31, 2007 and 2006)

	Common Stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
(Year ended March 31, 2007)							Yen (millions)
Balances at beginning of period	¥258,740	¥1,234,289	¥87,526	¥2,575,890	¥(26,119)	¥(342,705)	¥3,787,621

Gain from sale of treasury stock		96					96
Transfer from retained earnings			1,062	(1,062)			—
Cash dividends				(54,989)			(54,989)
Disclosure of comprehensive income (loss)
Net income				217,185			217,185
Translation adjustments					62,793		62,793
Unrealized holding gains of available-for-sale securities					15,525		15,525
Unrealized gains (losses) of derivative instruments					(464)		(464)
Minimum pension liability adjustments					10,420		10,420
Pension liability adjustments					44,942		44,942

Total comprehensive income							350,401
Repurchase of common stock, net						(152,970)	(152,970)
Other		(13,418)					(13,418)

Balances at end of period	¥258,740	¥1,220,967	¥88,588	¥2,737,024	¥107,097	¥(495,675)	¥3,916,741

(Year ended March 31, 2006)						Yen (millions)
Balances at beginning of period	¥258,740	¥1,230,701	¥87,838	¥2,461,071	¥(238,377)	¥(255,721)	¥3,544,252

Gain from sale of treasury stock		62					62
Increase (decrease) mainly in capital transactions		3,526	(750)	(48)			2,728
Transfer from retained earnings			438	(438)			—
Cash dividends				(39,105)			(39,105)
Disclosure of comprehensive income (loss)
Net income				154,410			154,410
Translation adjustments					83,311		83,311
Unrealized holding gains of available-for-sale securities					72,698		72,698
Unrealized gains (losses) of derivative instruments					(5,077)		(5,077)
Minimum pension liability adjustments					61,326		61,326

Total comprehensive income							366,668
Repurchase of common stock, net						(86,984)	(86,984)

Balances at end of period	¥258,740	¥1,234,289	¥87,526	¥2,575,890	¥(26,119)	¥(342,705)	¥3,787,621

(Year ended March 31, 2007)						U.S. Dollars (millions)
Balances at beginning of period	$2,193	$10,460	$742	$21,829	$(221)	$(2,904)	$32,099

Gain from sale of treasury stock		1					1
Transfer from retained earnings			9	(9)			—
Cash dividends				(466)			(466)
Disclosure of comprehensive income (loss)
Net income				1,841			1,841
Translation adjustments					532		532
Unrealized holding gains of available-for-sale securities					132		132
Unrealized gains (losses) of derivative instruments					(4)		(4)
Minimum pension liability adjustments					88		88
Pension liability adjustments					381		381

Total comprehensive income							2,970
Repurchase of common stock, net						(1,297)	(1,297)
Other		(114)					(114)

Balances at end of period	$2,193	$10,347	$751	$23,195	$908	$(4,201)	$33,193

*	See Notes to consolidated financial statements on pages 13-14.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Cash Flows *

(Year ended March 31)

	Yen (millions)		U.S. Dollars (millions)
	2007	2006	2007
Cash flows from operating activities:
Net income	¥217,185	¥154,410	$1,841
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	317,685	309,399	2,692
Net (gain) loss on sale of investments	(40,154)	(47,449)	(341)
Minority interests	31,131	(987)	264
(Increase) decrease in trade receivables	50,012	(31,042)	424
(Increase) decrease in inventories	474	36,498	4
Increase (decrease) in trade payables	(61,630)	112,340	(522)
Increase (decrease) in retirement and severance benefits	(108,559)	(73,180)	(920)
Other	126,413	115,429	1,071

Net cash provided by operating activities	¥532,557	¥575,418	$4,513

Cash flows from investing activities:
(Increase) decrease in short-term investments	26,505	(13,100)	225
Proceeds from disposition of investments and advances	142,074	849,409	1,204
Increase in investments and advances	(290,046)	(385,865)	(2,458)
Capital expenditures	(411,309)	(356,751)	(3,486)
Proceeds from sale of fixed assets	182,892	168,631	1,550
(Increase) decrease in time deposits	(223,801)	141,289	(1,897)
Proceeds from sale of shares of subsidiaries	40,548	63,083	344
Other	(34,671)	(59,605)	(294)

Net cash provided by (used in) investing activities	¥(567,808)	¥407,091	$(4,812)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(5,826)	15,037	(49)
Increase (decrease) in deposits and advances from employees	(13,951)	(104,835)	(118)
Increase (decrease) in long-term debt	(183,778)	(297,590)	(1,558)
Dividends paid	(54,989)	(39,105)	(466)
Dividends paid to minority interests	(16,285)	(16,281)	(138)
(Increase) decrease in treasury stock	(152,874)	(86,922)	(1,296)
Other	—	5,128	—

Net cash used in financing activities	¥(427,703)	¥(524,568)	$(3,625)

Effect of exchange rate changes on cash and cash equivalents	32,197	39,699	274

Net increase (decrease) in cash and cash equivalents	(430,757)	497,640	(3,650)
Cash and cash equivalents at beginning of period	1,667,396	1,169,756	14,130

Cash and cash equivalents at end of period	¥1,236,639	¥1,667,396	$10,480

*	See Notes to consolidated financial statements on pages 13-14.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 6 for U.S. GAAP reconciliation.

3.	Comprehensive income was reported as a gain of 350,401 million yen ($2,970 million) for fiscal 2007, and a gain of 366,668 million yen for fiscal 2006. Comprehensive income includes net income and increases (decreases) in cumulative translation adjustments, unrealized holding gains of available-for-sale securities, unrealized gains of certain derivative instruments and minimum pension liability adjustments as well as pension liability adjustments.

4.	Per share data (Year ended March 31)

	2007	2006	2007
Net income (millions of yen)	¥217,185	¥154,410	$1,841 million
Average common shares outstanding (number of shares)	2,182,791,138	2,222,376,333
Dilutive effect:
Stock Options	13,858	11,909

Diluted common shares outstanding	2,182,804,996	2,222,388,242
Net income per share:
Basic	99.50 yen	69.48 yen	$0.84
Diluted	99.50 yen	69.48 yen	$0.84

5.	On April 1, 2005, Matsushita sold approximately 2,707 thousand shares of Matsushita Leasing & Credit Co., Ltd. (MLC) to The Sumitomo Trust & Banking Co., Ltd. (STB) for cash proceeds of 27,756 million yen, and recorded a gain of 10,313 million yen, pursuant to a basic agreement regarding the equity ownership of MLC concluded between the company and STB. As a result of the sale, Matsushita now owns 34% of MLC’s total issued shares. MLC (renamed Sumishin Matsushita Financial Services Co., Ltd. on May 1, 2005) was changed from a consolidated subsidiary to an equity method investee of Matsushita as of April 1, 2005.

6.	Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of income.

7.	Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

8.	The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Group, Healthcare Business Company, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

Components and Devices

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Panasonic Electronic Devices Co., Ltd., Motor Company

MEW and PanaHome

Matsushita Electric Works, Ltd., PanaHome Corporation

JVC

Victor Company of Japan, Ltd.

Other

Panasonic Factory Solutions Co., Ltd., Matsushita Welding Systems Co., Ltd.

9.	Number of consolidated subsidiaries: 652

(53 companies were newly added, and 38 companies were excluded from consolidated companies. MT Picture Display Corporation of America (New York) is among the 38 companies.)

10.	Number of companies reflected by the equity method: 71

(7 companies were newly added, and 3 companies were excluded from the equity method companies.)

11.	United States Dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 118 yen, the approximate rate on the Tokyo Foreign Exchange Market on March 30, 2007.

12.	Each American Depositary Share (ADS) represents 1 share of common stock.

Significant Accounting Policies:

1.	Basis of Presentation of Consolidated Financial Statements

The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. See Note 2 of Notes to consolidated financial statements on page 13.

2.	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

3.	Marketable Securities

The company accounts for debt and equity securities in accordance with Statement of Financial Accounting Standards (SFAS) No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

4.	Property, Plant and Equipment, and Depreciation

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method.

5.	Leases

The company accounts for leases in accordance with SFAS No. 13, “Accounting for Leases.”

6.	Income Taxes

Income taxes are accounted for under the asset and liability method. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal year that includes the enactment date.

7.	Retirement and Severance Benefits

The company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”

Adoption of new accounting pronouncement

On March 31, 2007, the company adopted SFAS 158. As a result, the company recognized the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the March 31, 2007 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the unrecognized actuarial loss and unrecognized prior service cost, both of which were previously netted against the plans’ funded status in the consolidated balance sheet pursuant to the provision of SFAS 87. This change had no effect on the company’s consolidated profit and loss.

8.	Derivative Financial Instruments

The company accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Please Note: The following are financial statements on a parent company alone basis (provided in yen only), which are in conformity with Japanese generally accepted accounting principles, and should not be confused with the aforementioned consolidated results.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Statement of Income

(Year ended March 31)

	Yen (millions)		Percentage 2007/2006
	2007	2006
Net sales	¥4,746,868	¥4,472,579	106%
Cost of sales	(3,786,723)	(3,603,401)

Gross profit	960,145	869,178
Selling, general and administrative expenses	(818,156)	(745,960)

Operating profit	141,989	123,218	115%

Interest income	7,447	1,226
Dividend income	52,677	127,066
Other income	33,914	27,935
Interest expense	(5,650)	(6,029)
Other expenses	(88,775)	(56,991)

Recurring profit	141,602	216,425	65%

Non-recurring profit	50,373	106,944
Non-recurring loss	(16,115)	(326,036)

Income (loss) before income taxes	175,860	(2,667)	—
Provision for income taxes
Current	(16,180)	(9,283)
Deferred	(60,877)	32,395

Net income	¥98,803	¥20,445	483%

Unappropriated retained earnings at beginning of period	—	43,786
Interim dividend	—	(22,168)
Unappropriated retained earnings at end of period	—	42,063

Notes to parent-alone financial statements:

1.	Amounts less than 1 million yen have been rounded to the nearest whole million yen amount in the accompanying parent-alone financial statement.

2.	Similarly, in the descriptions on page 4 regarding parent-alone results, amounts less than one-tenth of a billion yen are rounded to the nearest whole billion yen amount.

3.	Non-recurring profit for fiscal 2007 includes a gain from the sale of securities of certain affiliated companies and the sale of tangible fixed assets.

Non-recurring loss for fiscal 2007 includes expenses related to the structural reform, a loss on valuation of securities and expenses related to the termination of the company’s benefit system for retiring directors and corporate auditors.

4.	Net income per common share:

	2007	2006
Basic	45.26 yen	9.08 yen
Diluted	45.26 yen	9.08 yen

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Balance Sheet *

(March 31, 2007)

	Yen (millions)
	March 31, 2007	March 31, 2006
Assets
Current assets:
Cash and deposits	¥172,879	¥865,431
Trade receivables (notes and accounts)	569,164	558,103
Inventories	194,276	164,375
Other current assets	917,667	548,496

Total current assets	1,853,986	2,136,405

Fixed assets:
Tangible fixed assets	338,555	356,616
Intangibles	49,851	30,609
Investments and advances	2,574,287	2,467,631

Total fixed assets	2,962,693	2,854,856

Total assets	¥4,816,679	¥4,991,261

Liabilities and Shareholders’ Equity
Current liabilities:
Trade payables (notes and accounts)	¥487,713	¥478,577
Accrued income taxes	5,058	1,528
Other current liabilities	1,333,365	1,411,341

Total current liabilities	1,826,136	1,891,446

Long-term debt and employee retirement and severance benefits	326,130	361,402

Total liabilities	2,152,266	2,252,848

Shareholders’ equity:
Capital	—	258,740
Capital surplus	—	569,927
Retained earnings	—	2,102,869
Unrealized holding gains of available-for-sale securities	—	150,475
Treasury stock	—	(343,598)

Total shareholders’ equity	—	2,738,413

Total liabilities and shareholders’ equity	—	4,991,261

Net assets:
Capital	258,740	—
Capital surplus	570,023	—
Retained earnings	2,146,425	—
Treasury stock	(496,568)	—

Total shareholders’ equity	2,478,620	—
Difference of valuation, translation and other adjustments	185,793	—

Total net assets	2,664,413	—

Total liabilities and net assets	¥4,816,679	—

*	See Notes to parent-alone financial statements on page 16.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Statement of Changes in Shareholders’ Equity *

(Year ended March 31, 2007)

	Yen (millions)
	Shareholders’ equity
	Capital	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total of capital surplus	Legal reserve	Other retained earnings
						Reserve for advanced depreciation	Reserve for dividends	Contingent reserve	Unappropriated retained earnings
Balances at beginning of period	¥258,740	¥568,212	¥1,715	¥569,927	¥52,749	¥8,377	¥81,000	¥1,918,680	¥42,063

Changes in the period
Reserve for advanced depreciation						9,517			(9,517)
Directors’ and corporate auditors’ bonuses									(258)
Dividends from surplus									(54,989)
Net income									98,803
Repurchase of common stock
Disposal of treasury stock			96	96
Net changes of items other than shareholders’ equity

Total changes in the period	—	—	96	96	—	9,517	—	—	34,039

Balances at end of period	¥258,740	¥568,212	¥1,811	¥570,023	¥52,749	¥17,894	¥81,000	¥1,918,680	¥76,102

	Shareholders’ equity			Difference of valuation, translation and other adjustments			Total net assets
	Retained earnings	Treasury stock	Total of shareholders’ equity	Unrealized holding gains of available-for-sale securities, etc	Deferred profit on hedges	Total of difference from appreciation and conversion
	Total of retained earnings
Balances at beginning of period	¥2,102,869	¥(343,598)	¥2,587,938	¥150,475	—	¥150,475	¥2,738,413

Changes in the period
Reserve for advanced depreciation	—		—				—
Directors’ and corporate auditors’ bonuses	(258)		(258)				(258)
Dividends from surplus	(54,989)		(54,989)				(54,989)
Net income	98,803		98,803				98,803
Repurchase of common stock		(153,179)	(153,179)				(153,179)
Disposal of treasury stock		209	305				305
Net changes of items other than shareholders’ equity				20,032	15,286	35,318	35,318

Total changes in the period	43,556	(152,970)	(109,318)	20,032	15,286	35,318	(74,000)

Balances at end of period	¥2,146,425	¥(496,568)	¥2,478,620	¥170,507	¥15,286	¥185,793	¥2,664,413

*	See Notes to parent-alone financial statements on page 16.

Management Policy

(1) Basic Policy for Corporate Management

Since its establishment, Matsushita has operated its businesses under its basic management philosophy, which sets forth that the mission of a business enterprise is to contribute to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world. Aiming to grow further to become a global excellent company, Matsushita will work to deliver sustained growth in corporate value to satisfy its shareholders, investors, customers, business partners and all other stakeholders.

(2) Basic Policy for Providing Return to Shareholders

Since its establishment, Matsushita has managed its businesses in a manner reflecting the company’s belief in the importance of returning profits to shareholders. Along with the implementation of a mid-term growth strategy since fiscal 2005, ended March 2005, the company has implemented a proactive and comprehensive profit return to shareholders through dividend payments and own share repurchases, upon careful consideration of its consolidated business performance.

From the perspective of return on the capital investment made by shareholders, Matsushita, in principle, distributes profits to shareholders based on its consolidated business performance. As the result of growth strategies in GP3 plan, a new mid-term management plan to be completed by March 2010, Matsushita will aim for stable and continuous growth in dividends based on consolidated net income. The company is also targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income.

Regarding own share repurchases, the company plans to use cash flows generated by the GP3 plan to flexibly repurchase its own shares in order to increase shareholder value per share and profitability on capital, while at the same time taking into consideration strategic investments and the company’s financial condition.

In line with the policy described above, for fiscal 2007, ended March 31, 2007, Matsushita plans to pay total cash dividends per share of 30 yen, comprising an interim dividend of 15 yen per share paid on November 30, 2006, and a year-end dividend of 15 yen per share. For fiscal 2008, ending March 31, 2008, Matsushita plans to increase an interim cash dividend from 15 yen per share in fiscal 2007, to 17.50 yen per share in fiscal 2008, and also plans to increase a year-end cash dividend from 15 yen per share in fiscal 2007, to 17.50 yen per share in fiscal 2008. If implemented, total cash dividends for fiscal 2008 will be 35 yen per share.

For details about own share repurchases for fiscal 2008, see separate press release issued today “Matsushita to Execute Own Share Repurchase.”

(3) Policy on Reduction of the Share Trading Unit Size

Matsushita recognizes the importance of increased participation in capital markets by individual investors, and has implemented various measures with individual shareholders in mind. Some of these include renewal of the company’s investor relations website, more detailed business reports to shareholders and improved general shareholder meeting arrangements.

Since Matsushita is aware that a reduction in the share trading unit size is an effective method for broadening its individual shareholder base, the company will continue to study as to whether or not it should avail itself to reduce the number of shares per unit for trading (“share trading unit”) on stock markets in Japan while carefully examining the trends of capital markets and individual shareholders, and introduction of nonissuance of stock certificate.

(4) Corporate Management Strategies and Challenges

In fiscal 2008, the outlook for the global economy, centered on the United States, remains uncertain due to the continued risk of rising prices for crude oil and other raw materials. In the electronics industry, while a significant growth is not expected in major industrialized markets, rapid expansion in emerging markets such as BRICs (Brazil, Russia, India, China) is expected to continue.

In recent years, the Matsushita Group has been promoting fundamental management reforms. From fiscal 2008, the Group will move into a new phase of promoting full-fledged growth strategies. In line with its twin corporate vision of contributing to realizing a ubiquitous networking society and coexistence with the global environment, Matsushita aims to earn the support of all its stakeholders worldwide by sustaining growth through continued innovation and ensuring sound business activities on a global basis.

To realize these objectives, Matsushita has announced the GP3 plan, a new mid-term management plan to be completed by March 2010. Based on the basic policy of achieving steady growth with profitability, Matsushita will implement a range of concrete initiatives to achieve 10 trillion yen in sales, representing growth, and ROE of 10%, measuring capital efficiency, which have been established as two criteria in the GP3 plan.

Matsushita will place a particular emphasis on three priority themes for its mid-term growth strategies: double-digit growth in overseas sales, four strategic businesses, and continuous selection and concentration. First, Matsushita will aim for double-digit growth in overseas sales of consumer products by enhancing marketing tailored to regional characteristics. Second, with regard to four strategic businesses, Matsushita will focus on its digital AV business, automotive electronics business, businesses providing comfortable living, and semiconductors and other devices businesses. Through collaboration between these businesses, the Company will strive to expand synergies, while making every effort to drive steady growth in each business. Finally, Matsushita will work to establish strong businesses through selection and concentration of its management resources on prioritized business areas, taking into consideration the characteristics and growth stages of these businesses. In particular, Matsushita will continue aggressive strategic investment in growing businesses and R&D for prioritized themes.

In addition, Matsushita will implement Groupwide innovation activities toward the realization of a manufacturing-oriented company. Matsushita defines the concept of a manufacturing-oriented company as one that combines all the business activities of the Group toward the launch of products, thereby contributing to the creation of customer value. Accordingly, Matsushita will seek to optimize all elements of its operations, centered on products, and implement innovative measures to enhance the quality of Groupwide management, thereby stimulating and streamlining the efficiency of manufacturing processes.

In fiscal 2008, the first year of the GP3 plan, Matsushita will strengthen measures to accelerate growth. Regarding V-products, which are the core of its growth strategies, Matsushita aims to achieve sales of approximately 2 trillion yen in a total of 73 product categories. In overseas businesses, aiming to increase sales in the above-mentioned emerging markets in addition to North America and Europe, Matsushita will set up the Russia Division, the India Coordination Department, and the Brazil Coordination Department. Matsushita will also provide management resources to implement the marketing of cutting-edge products focused on wealthier consumers. Meanwhile, Matsushita will establish the Manufacturing Innovation Division, which will be responsible for extending its most advanced innovation initiatives across the Group and ensuring the highest level of standardization. The division will also promote cooperation across business fields and operating regions to strengthen competitiveness, including cost performance, in areas such as design and quality, procurement, logistics and overseas sales.

From the perspective of shareholder-oriented management, Matsushita will continue to proactively return profits to shareholders. Specifically, the Company will comprehensively provide shareholder return in the form of cash dividends based on the results of the growth strategies, and its own share repurchases. In terms of product quality issues, in addition to its commitment to the idea that safety and quality come first from the product design stage, Matsushita will continue to take all possible measures, such as the analysis of product age-related degradation and user environments, to ensure the quality and safety of products.

# # #

April 27, 2007

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2007

ended March 31, 2007

1. Sales breakdown for Fiscal 2007 ended March 31, 2007 and Fiscal 2008 Forecast

Fiscal 2007 Results	yen (billions)

By Product Category	Total	07/06	Local currency basis 07/06	Domestic	07/06	Overseas	07/06	Local currency basis 07/06
Video and audio equipment	1,670.3	106%	102%	465.9	98%	1,204.4	109%	104%
Information and communications equipment	2,079.1	98%	96%	1,033.2	98%	1,045.9	99%	94%

AVC Networks	3,749.4	102%	99%	1,499.1	98%	2,250.3	104%	99%
Home Appliances	1,227.4	104%	101%	686.0	101%	541.4	108%	102%
Components and Devices	1,126.9	104%	101%	394.6	97%	732.3	108%	103%
MEW and PanaHome	1,698.1	108%	107%	1,434.3	106%	263.8	120%	113%
JVC	638.6	91%	87%	180.7	89%	457.9	93%	86%
Other	667.8	100%	99%	421.8	96%	246.0	108%	104%

Total	9,108.2	102%	100%	4,616.5	100%	4,491.7	105%	99%

Fiscal 2008 Forecast	yen (billions)

By Product Category	Total	08/07	Local currency basis 08/07	Domestic	08/07	Overseas	08/07	Local currency basis 08/07
Video and audio equipment	1,740.0	104%	109%	470.0	101%	1,270.0	105%	113%
Information and communications equipment	2,120.0	102%	106%	1,040.0	101%	1,080.0	103%	111%

AVC Networks	3,860.0	103%	107%	1,510.0	101%	2,350.0	104%	112%
Home Appliances	1,240.0	101%	102%	685.0	100%	555.0	103%	104%
Components and Devices	1,130.0	100%	102%	395.0	100%	735.0	100%	104%
MEW and PanaHome	1,700.0	100%	101%	1,440.0	100%	260.0	99%	104%
JVC and Other	1,320.0	101%	103%	600.0	100%	720.0	102%	106%

Total	9,250.0	102%	104%	4,630.0	100%	4,620.0	103%	109%

Notes:

1.	The company transferred its healthcare business to its consolidated subsidiary Panasonic Shikoku Electronics Co., Ltd. at April 1, 2007. Accordingly, the year-on-year figures for the AVC Networks and Home Appliances segments are based on the reclassified fiscal 2007 sales results for those product categories.

2.	Victor Company of Japan, Ltd. (JVC) has not yet announced its forecasts including sales for the year ending March 31, 2008 as of April 27,2007. Therefore, the company will not disclose forecasts for JVC as a single segment but will state JVC and Other together, as “JVC and Other.” This does not mean a change of business segment. Sales forecasts for JVC for fiscal 2008 is based on the company’s own information that is currently available as of April 27,2007, and does not have any bearing on financial forecasts which JVC will announce in the future. This proviso applies to the forecasts related to JVC which are contained in the accompanying “Segment Information” and “Capital Investment, Depreciation and R&D Expenditures.”

Overseas Sales	yen (billions)

By Region	Fiscal 2007 Results			Fiscal 2008 Forecast
		07/06	Local currency basis 07/06		08/07	Local currency basis 08/07
North and South America	1,381.1	100%	96%	1,420.0	103%	109%
Europe	1,218.0	109%	101%	1,270.0	104%	110%
Asia	1,068.1	97%	92%	1,080.0	101%	107%
China	824.5	122%	117%	850.0	103%	106%

Total	4,491.7	105%	99%	4,620.0	103%	109%

2 . Segment Information

<Consolidated> Fiscal 2007 Results	yen (billions)

	Sales	07/06	Segment profit	% of sales	07/06
AVC Networks	4,047.2	102%	219.6	5.4%	115%
Home Appliances	1,303.4	105%	83.5	6.4%	108%
Components and Devices	1,377.7	101%	99.9	7.2%	123%
MEW and PanaHome	1,858.7	106%	78.9	4.2%	109%
JVC	646.6	92%	-5.7	-0.9%	—
Other	1,484.0	113%	60.5	4.1%	97%

Total	10,717.6	103%	536.7	5.0%	112%

Corporate and eliminations	-1,609.4	—	-77.2	—	—

Consolidated total	9,108.2	102%	459.5	5.0%	111%

As the company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), financial data for the MEW and PanaHome segment and JVC segment are also calculated according to these principles.

<Consolidated> Fiscal 2008 Forecast	yen (billions)

	Sales	08/07	Segment profit	% of sales	08/07
AVC Networks	4,180.0	103%	250.0	6.0%	114%
Home Appliances	1,260.0	101%	86.0	6.8%	103%
Components and Devices	1,390.0	101%	105.0	7.6%	105%
MEW and PanaHome	1,860.0	100%	84.0	4.5%	106%
JVC and Other	2,150.0	101%	63.0	2.9%	115%

Total	10,840.0	101%	588.0	5.4%	110%

Corporate and eliminations	-1,590.0	—	-88.0	—	—

Consolidated total	9,250.0	102%	500.0	5.4%	109%

Notes:

1.	As the company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), financial data for the MEW and PanaHome segment and JVC segment are also calculated according to these principles.

2.	The company transferred its healthcare business to its consolidated subsidiary Panasonic Shikoku Electronics Co., Ltd. at April 1, 2007. Accordingly, the year-on-year figures for the AVC Networks and Home Appliances segments are based on the reclassified fiscal 2007 sales results for those product categories.

3.	JVC has not yet announced its forecasts including sales and segment profits for the year ending March 31, 2008 as of April 27,2007. Therefore, the company will not disclose forecasts for JVC as a single segment but will state JVC and Other together, as “JVC and Other.” This does not mean a change of business segment.

3 . Capital Investment, Depreciation and R&D Expenditures

     Capital Investment**

<Consolidated>	yen (billions)

	Fiscal 2007 Results
		07-06
AVC Networks	150.7	+30.1
Home Appliances	47.9	+5.7
* Components and Devices	134.9	+18.3
MEW and PanaHome	39.3	+2.9
JVC	12.6	-1.2
Other	32.9	+16.7

Total	418.3	+72.5

* <semiconductors only>	<69.1>	<-3.9>
** These figures are calculated on an accrual basis.

yen (billions)

	Fiscal 2008 Forecast
		08-07
AVC Networks	203.0	+52.3
Home Appliances	56.0	+8.1
* Components and Devices	135.0	+0.1
MEW and PanaHome	45.0	+5.7
JVC and Other	31.0	-14.5

Total	470.0	+51.7

* <semiconductors only>	<62.0>	<-7.1>

JVC has not yet announced its forecasts including capital expenditures for the year ending March 31, 2008 as of April 27, 2007. Therefore, the company will not disclose forecasts for JVC as a single segment but will state JVC and Other together, as “JVC and Other.” This does not mean a change of business segment.

Depreciation (Tangible assets)	yen (billions)

<Consolidated>	Fiscal 2007 Results		Fiscal 2008 Forecast
		07-06		08-07
	280.2	+5.0	310.0	+29.8

R&D Expenditures	yen (billions)

<Consolidated>	Fiscal 2007 Results		Fiscal 2008 Forecast
		07-06		08-07
	578.1	+13.3	580.0	+1.9

4 . Intellectual Property Rights; Patents

(Number of patents)

	end of March 2006	end of March 2007
Domestic	46,040	44,137
Overseas	48,444	52,835

Total	94,484	96,972

<Owned by Matsushita Electric Industrial Co., Ltd. and major consolidated subsidiaries, excluding Matsushita Electric Works, Ltd., PanaHome Corporation and Victor Company of Japan, Ltd.>

5. Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2006	Fiscal 2007	Fiscal 2008 Forecast
U.S. Dollars	¥109	¥115	¥110
Euro	¥135	¥145	¥143

<Rates Used for Consolidation>

	Fiscal 2006	Fiscal 2007	Fiscal 2008 Forecast
U.S. Dollars	¥113	¥117	¥110
Euro	¥138	¥150	¥143

<Foreign Currency Transaction> *			(billions	)

	Fiscal 2006	Fiscal 2007	Fiscal 2008 Forecast
U.S. Dollars	US$3.7	US$3.4	US$3.5
Euro	€1.3	€1.6	€1.5

*	These figures are based on the net foreign exchange exposure of the company.

6. Number of Employees

<Consolidated>	(persons)

	end of March 2006	end of March 2007
Domestic	144,871	145,418
Overseas	189,531	183,227

Total	334,402	328,645

7 . Other Information

				(shares	)

			end of March 2006	end of March 2007
Issued Shares	(a	)	2,453,053,497	2,453,053,497
Treasury Stock	(b	)	243,521,506	306,769,039

Outstanding Shares (excluding treasury stock)	(a-b	)	2,209,531,991	2,146,284,458

			Fiscal 2007 Results	Fiscal 2008 Forecast
Net income per common share*, basic			¥99.50	¥116.48
Net income per common share*, diluted			¥99.50	¥116.48
Stockholders’ equity** per common share at the end of each period			¥1,824.89	—

*	The forecast for fiscal 2008 is based on the assumption that the number of common shares does not change.
**	Stockholders’ equity is calculated according to U.S. generally accepted accounting principles (U.S. GAAP).

8. Annual Forecast for Fiscal 2008, ending March 31, 2008

<Consolidated>	yen (billions)

	Fiscal 2007 Results		Fiscal 2008 Forecast
		07/06		08/07
Sales	9,108.2	102%	9,250.0	102%
Operating profit *	459.5	111%	500.0 **	109%
(% of Sales)	(5.0)%		(5.4)%
Income before income taxes	439.1	118%	460.0 **	105%
(% of Sales)	(4.8)%		(5.0)%
Net income	217.2	141%	250.0	115%
(% of Sales)	(2.4)%		(2.7)%

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies.
**	Factors affecting the forecast for other income (deductions) of 40.0 billion yen (the difference between operating profit and income before income taxes) include business restructuring charges of 45.0 billion yen and other income of 5.0 billion yen.

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

<Attachment 1>

Sales by Products

The following are sales of major products to outside customers, and do not include internal sales.

As such, amounts herein do not correspond to those in Segment information.

<Consolidated>	yen (billions)

		Fiscal 2007 Result
	Products	Sales	07/06
AVC Networks	VCRs	122.5	74%
	Digital cameras	200.7	155%
	TVs	922.5	110%
	Plasma TVs	547.8	130%
	LCD TVs	220.3	125%
	DVD recorders	113.5	104%
	Audio equipment	150.5	78%
	Information equipment	1,415.1	107%
	Communications equipment	664.0	84%
	Mobile communications equipment	297.2	72%
Home Appliances	Air conditioners	249.9	109%
	Refrigerators	101.0	101%
Components and Devices	General components	415.0	112%
	Semiconductors *	438.2	96%
	Batteries	302.5	103%
Other	FA equipment	189.5	101%

*	Information for semiconductors is on a production basis. The annual forecast for fiscal 2008 is 475.0 billion yen, up 8% from fiscal 2007.

<Attachment 2>

Financial Data for the primary business domain companies

<Business domain company basis>

<Sales and domain company profit by business domain company (production division basis)>

Fiscal 2007 Results	yen (billions)

	Sales		Domain company profit
		07/06		07/06	% of sales
Panasonic AVC Networks Company	1,828.7	120%	90.9	158%	5.0%
Panasonic Communications Co., Ltd.	458.8	96%	18.7	92%	4.1%
Panasonic Mobile Communications Co., Ltd.	391.6	75%	2.3	—	0.6%
Panasonic Electronic Devices Co., Ltd.	487.5	107%	37.3	139%	7.7%

Fiscal 2008 Forecast	yen (billions)

	Sales		Domain company profit
		08/07		08/07	% of sales
Panasonic AVC Networks Company	1,940.0	106%	116.0	128%	6.0%
Panasonic Communications Co., Ltd.	521.0	114%	21.6	116%	4.2%
Panasonic Mobile Communications Co., Ltd.	449.5	115%	2.5	109%	0.6%
Panasonic Electronic Devices Co., Ltd.	508.7	104%	39.1	105%	7.7%

From fiscal 2008, PC optical disc drive business of Panasonic Shikoku Electronics Co.,Ltd. was transferred to Panasonic Communications Co., Ltd.

<Capital Investment> *	yen (billions)

	Fiscal 2007 Result		Fiscal 2008 Forecast
		07-06		08-07
Panasonic AVC Networks Company	111.0	+27.3	151.0	+40.0
Panasonic Communications Co., Ltd.	11.4	+1.2	15.0	+3.6
Panasonic Mobile Communications Co., Ltd.	5.3	-1.5	5.3	0
Panasonic Electronic Devices Co., Ltd.	40.3	+13.9	41.0	+0.7

*	These figures are calculated on an accrual basis.

<Number of Employees>	(persons)

end of March, 2007
Panasonic AVC Networks Company	31,700
Panasonic Communications Co., Ltd.	19,339
Panasonic Mobile Communications Co., Ltd.	4,566
Panasonic Electronic Devices Co., Ltd.	33,395

Reference

Financial Data for the primary business domain companies for fiscal 2006 and fiscal 2007

<Business domain company basis>

<Sales and domain company profit by business domain company (production division basis)>

PAVC	: Panasonic AVC Networks Company
PCC	: Panasonic Communications Co., Ltd.
PMC	: Panasonic Mobile Communications Co., Ltd.
PED	: Panasonic Electronic Devices Co., Ltd.

Fiscal 2007 Results

Sales	yen (billions)

	First Half						Second Half						Fiscal 2007
	First Quarter	07/06	Second Quarter	07/06	First Half	07/06	Third Quarter	07/06	Fourth Quarter	07/06	Second Half	07/06		07/06
PAVC	429.4	127%	465.0	120%	894.4	123%	542.6	120%	391.7	115%	934.3	118%	1,828.7	120%
PCC	116.8	100%	119.1	95%	235.9	97%	117.0	95%	105.9	95%	222.9	95%	458.8	96%
PMC	105.0	80%	74.6	65%	179.6	73%	99.6	76%	112.4	78%	212.0	77%	391.6	75%
PED	118.6	107%	122.0	106%	240.6	106%	125.1	106%	121.8	109%	246.9	107%	487.5	107%

Domain company profit	yen (billions)

	First Half						Second Half						Fiscal 2007
	First Quarter	07/06	Second Quarter	07/06	First Half	07/06	Third Quarter	07/06	Fourth Quarter	07/06	Second Half	07/06		07/06
PAVC	12.4	165%	29.6	144%	42.0	150%	35.8	156%	13.1	196%	48.9	165%	90.9	158%
PCC	4.9	104%	6.5	127%	11.4	116%	4.1	67%	3.2	71%	7.3	69%	18.7	92%
PMC	1.0	—	-0.3	—	0.7	—	0.1	—	1.5	—	1.6	—	2.3	—
PED	7.4	164%	10.8	144%	18.2	152%	10.4	132%	8.7	126%	19.1	129%	37.3	139%

From fiscal 2007, the company began disclosing information for PED.

Fiscal 2006 Results

Sales	yen (billions)

	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
PAVC	338.8	99%	387.0	113%	725.8	106%	452.9	122%	339.4	125%	792.3	123%	1,518.1	115%
PCC	116.9	98%	125.8	105%	242.7	101%	123.1	106%	111.2	104%	234.3	105%	477.0	103%
PMC	131.6	95%	114.8	75%	246.4	85%	131.7	106%	143.6	99%	275.3	102%	521.7	93%

Domain company profit	yen (billions)

	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
PAVC	7.5	144%	20.5	143%	28.0	144%	22.9	218%	6.7	6700%	29.6	279%	57.6	191%
PCC	4.7	142%	5.1	102%	9.8	118%	6.1	122%	4.5	87%	10.6	104%	20.4	110%
PMC	-3.4	—	-1.9	—	-5.3	—	-2.3	—	-0.8	—	-3.1	—	-8.4	—

<Attachment 3> Reference

Segment information for fiscal 2006 and fiscal 2007

<Consolidated>

Fiscal 2007 Results

Sales	yen (billions)

	First Half						Second Half						Fiscal 2007
	First Quarter	07/06	Second Quarter	07/06	First Half	07/06	Third Quarter	07/06	Fourth Quarter	07/06	Second Half	07/06		07/06
AVC Networks	945.0	103%	963.7	100%	1,908.7	101%	1,145.1	102%	993.4	101%	2,138.5	102%	4,047.2	102%
Home Appliances	326.1	101%	311.0	111%	637.1	106%	337.5	102%	328.8	107%	666.3	105%	1,303.4	105%
Components and Devices	335.4	100%	349.9	101%	685.3	101%	360.9	101%	331.5	100%	692.4	101%	1,377.7	101%
MEW and PanaHome	408.7	106%	482.5	107%	891.2	106%	467.0	107%	500.5	105%	967.5	106%	1,858.7	106%
JVC	154.5	102%	172.7	93%	327.2	97%	177.8	83%	141.6	93%	319.4	87%	646.6	92%
Other	359.4	124%	391.7	119%	751.1	121%	350.9	109%	382.0	102%	732.9	105%	1,484.0	113%
Total	2,529.1	106%	2,671.5	104%	5,200.6	105%	2,839.2	102%	2,677.8	102%	5,517.0	102%	10,717.6	103%
Corporate and eliminations	-392.2	—	-418.9	—	-811.1	—	-402.4	—	-395.9	—	-798.3	—	-1,609.4	—
Consolidated total	2,136.9	104%	2,252.6	102%	4,389.5	103%	2,436.8	102%	2,281.9	102%	4,718.7	102%	9,108.2	102%

Segment profit	yen (billions)

	First Half						Second Half						Fiscal 2007
	First Quarter	07/06	Second Quarter	07/06	First Half	07/06	Third Quarter	07/06	Fourth Quarter	07/06	Second Half	07/06		07/06
AVC Networks	35.0	123%	66.5	118%	101.5	120%	71.0	122%	47.1	98%	118.1	111%	219.6	115%
Home Appliances	20.4	110%	19.9	95%	40.3	102%	18.9	78%	24.3	183%	43.2	115%	83.5	108%
Components and Devices	13.8	236%	36.8	132%	50.6	150%	25.6	98%	23.7	111%	49.3	104%	99.9	123%
MEW and PanaHome	6.4	146%	26.1	108%	32.5	114%	24.9	108%	21.5	102%	46.4	105%	78.9	109%
JVC	-2.9	—	1.9	—	-1.0	—	0.5	36%	-5.2	—	-4.7	—	-5.7	—
Other	13.7	149%	18.2	93%	31.9	111%	12.1	90%	16.5	83%	28.6	85%	60.5	97%
Total	86.4	136%	169.4	115%	255.8	121%	153.0	104%	127.9	106%	280.9	105%	536.7	112%
Corporate and eliminations	-21.3	—	-27.1	—	-48.4	—	-17.2	—	-11.6	—	-28.8	—	-77.2	—
Consolidated total	65.1	141%	142.3	114%	207.4	121%	135.8	105%	116.3	102%	252.1	104%	459.5	111%

Fiscal 2006 Results

Sales	yen (billions)

	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
AVC Networks	913.4	101%	968.4	99%	1,881.8	100%	1,125.5	108%	978.8	105%	2,104.3	107%	3,986.1	103%
Home Appliances	323.2	100%	280.5	98%	603.7	99%	329.5	103%	308.0	103%	637.5	103%	1,241.2	101%
Components and Devices	333.8	83%	347.0	89%	680.8	86%	356.8	100%	330.7	103%	687.5	102%	1,368.3	93%
MEW and PanaHome	384.8	102%	452.6	107%	837.4	105%	435.1	103%	474.7	102%	909.8	103%	1,747.2	104%
JVC	151.5	86%	184.8	100%	336.3	93%	214.1	100%	152.7	98%	366.8	99%	703.1	96%
Other	289.7	115%	329.1	115%	618.8	115%	322.7	129%	373.8	158%	696.5	143%	1,315.3	128%
Total	2,396.4	99%	2,562.4	101%	4,958.8	100%	2,783.7	107%	2,618.7	109%	5,402.4	108%	10,361.2	104%
Corporate and eliminations	-348.2	—	-351.4	—	-699.6	—	-385.3	—	-382.0	—	-767.3	—	-1,466.9	—
Consolidated total	2,048.2	97%	2,211.0	100%	4,259.2	99%	2,398.4	104%	2,236.7	107%	4,635.1	105%	8,894.3	102%

Segment profit	yen (billions)

	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
AVC Networks	28.4	165%	56.4	110%	84.8	124%	58.1	226%	48.0	144%	106.1	180%	190.9	150%
Home Appliances	18.6	104%	20.9	111%	39.5	107%	24.4	113%	13.3	81%	37.7	99%	77.2	103%
Components and Devices	5.9	37%	27.8	117%	33.7	85%	26.0	287%	21.4	233%	47.4	259%	81.1	140%
MEW and PanaHome	4.4	90%	24.1	116%	28.5	111%	23.1	114%	21.1	101%	44.2	108%	72.7	109%
JVC	-2.9	—	-1.1	—	-4.0	—	1.3	19%	-3.1	—	-1.8	—	-5.8	—
Other	9.2	115%	19.5	241%	28.7	178%	13.5	152%	20.0	150%	33.5	151%	62.2	162%
Total	63.6	96%	147.6	119%	211.2	111%	146.4	158%	120.7	132%	267.1	145%	478.3	128%
Corporate and eliminations	-17.6	—	-22.5	—	-40.1	—	-17.0	—	-6.9	—	-23.9	—	-64.0	—
Consolidated total	46.0	106%	125.1	111%	171.1	109%	129.4	147%	113.8	178%	243.2	160%	414.3	134%

Under the collaboration with MEW, the company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly, the year-on-year figures for the Home Appliances and MEW and PanaHome segments are based on the reclassified fiscal 2005 sales results for those product categories.

<Attachment 4 >

New Business Segments

(Effective April 1, 2007)

April 27, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita to Execute Own Share Repurchase

Osaka, Japan, April 27, 2007 — Matsushita Electric Industrial Co., Ltd. [NYSE symbol: MC], best known for its Panasonic brand, announced that its Board of Directors today resolved to repurchase its own shares, pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

1.	Reason for Share Repurchase

This resolution is a part of continuing efforts to enhance shareholder value per share and profitability of capital.

2.	Details of Share Repurchase

1)	Class of shares: Common stock

2)	Aggregate number of repurchasable shares: Up to 50 million shares

(2.0% of the total number of shares issued)

3)	Aggregate repurchase amount: Up to 100 billion yen

4)	Period of repurchase: From May 1, 2007 to late March 2008

(Reference)

Total number of shares issued and treasury stock as of March 31, 2007:

•	Total number of shares issued (excluding treasury stock): 2,146,284,458 shares

•	Treasury stock: 306,769,039 shares

# # #

April 27, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Announces Shelf Registration of Stock Acquisition Rights

Osaka, Japan, April 27, 2007 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, announced that its Board of Directors today resolved to file a shelf registration statement with the Japanese regulatory authorities for possible issues of stock acquisition rights.

Details are as follows:

1. Type of Securities	:	Stock acquisition rights

2. Issuable period	:	2 years from the effective date of the shelf registration of stock acquisition rights (from May 10, 2007 to May 9, 2009)

3. Method of offering	:	Rights offering to shareholders

4. Issuable amount	:	5 billion yen
(Issuable amount is the total amount to be paid upon exercise of all stock acquisition rights. The issue price of a stock acquisition right is zero yen.)

As announced in a separate press release issued today (see press release “Matsushita Announces Continuation of Policy toward Large-scale Purchases of Company’s Shares [ESV* Plan]”), Matsushita’s Board of Directors decided to continue the ESV Plan, which was originally announced on April 28, 2005 and the continuation thereof was subsequently announced on April 28, 2006. The ESV Plan outlines the rules regarding large-scale purchases of Matsushita shares, and in such a case as non-compliance with these rules, Matsushita may implement certain countermeasures. The issuance of stock acquisition rights is one possible countermeasure in such cases, and this shelf registration enables Matsushita to promptly issue stock acquisition rights, if it deems necessary. For further details of the ESV plan, refer to the aforementioned separate press release.

*	ESV stands for Enhancement of Shareholder Value.

# # #

April 27, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:
Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Announces Continuation of Policy toward

Large-scale Purchases of Company’s Shares [ESV plan]

Osaka, Japan, April 27, 2007 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, today announced that its Board of Directors has decided to continue the company’s policy toward Large-scale Purchases of Matsushita shares. This policy, called the ESV (Enhancement of Shareholder Value) Plan, was originally announced on April 28, 2005, and the continuation thereof was subsequently announced on April 28, 2006. As stated in the April 28, 2005 press release, the ESV Plan reflects Matsushita’s policy toward:

(i)	a purchase of Matsushita shares by a group of shareholders[1] with the intent to hold 20% or more of the total voting rights[2] of Matsushita, or

(ii)	a purchase of Matsushita shares resulting in a group of shareholders holding 20% or more of the total voting rights of Matsushita.

(The ESV Plan does not apply to cases where Matsushita’s Board of Directors has given consent in advance of purchases set out in (i) or (ii) above.)

In the following outline of the details of the ESV Plan, a purchase of Matsushita shares set out in (i) or (ii) above shall be referred to as a Large-scale Purchase, and a person or a company that intends to conduct a Large-scale Purchase shall be referred to as the Large-scale Purchaser.

1. Basic Philosophy

Matsushita’s Board of Directors believes that the company’s shareholders should make the final decisions as to whether or not a Large-scale Purchase is acceptable. If a Large-scale Purchase is to be conducted, sufficient information should be provided through the Board of Directors to shareholders so that they may make appropriate decisions. The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such Large-scale Purchase is provided, and subsequently to disclose the opinion of the Board of Directors, to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser or offer alternative plans to shareholders, if it is deemed necessary.

The Matsushita Group recorded consolidated net sales of 9,108.2 billion yen (U.S.$77.19 billion) for fiscal 2007, ended March 31, 2007, and consists of 652 consolidated subsidiaries and 328,645 employees on a consolidated basis, as of March 31, 2007. Taking into account the scale of the company’s operations and the wide range of its business fields, Matsushita believes it would be helpful for shareholders to receive proper information from both the Large-scale Purchaser and the Board of Directors so that they may examine the terms of the Large-scale Purchase that may have an impact on the management of the company, including the adequacy of the purchase price. The company believes that if a Large-scale Purchase is to be conducted, shareholders should be made aware of its potential impact on the future management of the Matsushita Group, as well as management policies and business plans that the Large-scale Purchaser wishes to adopt, and the influence on other various stakeholders such as customers and employees, in order to determine whether or not the Large-scale Purchase is acceptable.

Under the basic philosophy mentioned above, Matsushita’s Board of Directors has established rules concerning Large-scale Purchases of Matsushita shares (hereinafter referred to as the Large-scale Purchase Rules) as described below. The Board of Directors will require any Large-scale Purchaser to comply with these rules. If the Large-scale Purchaser does not comply with these rules, the Board of Directors intends to take certain countermeasures.

For your information, please refer to the major shareholders of Matsushita as described in attachment 1 hereto. Also, please note that Matsushita has not yet received any specific proposals for a Large-scale Purchase as of April 27, 2007.

2. Large-scale Purchase Rules

Matsushita’s Board of Directors believes that a Large-scale Purchaser should comply with the Large-scale Purchase Rules for the benefit of all shareholders of Matsushita. The Large-scale Purchase Rules require that (i) a Large-scale Purchaser provide sufficient information to the Board of Directors, and (ii) a Large-scale Purchaser be permitted to commence the Large-scale Purchase only after the prescribed period during which the Board of Directors assesses the Large-scale Purchase.

First, a Large-scale Purchaser is required to provide Matsushita’s Board of Directors with sufficient information (hereinafter referred to as the Large-scale Purchase Information) so that the company’s shareholders may make decisions and the Board of Directors may form its opinion regarding such Large-scale Purchase. The Large-scale Purchase Information includes the followings:

(1)	an outline of the Large-scale Purchaser and its group;

(2)	the purposes and conditions of the Large-scale Purchase;

(3)	the basis for determination of the purchase price and funds for purchase; and

(4)	management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase.

Since details of the Large-scale Purchase Information may vary depending on each specific Large-scale Purchase, the Board of Directors, first of all, requires the Large-scale Purchaser to submit to Matsushita a letter of intention to comply with the Large-scale Purchase Rules, specifying the name of the Large-scale Purchaser, address, governing law of incorporation, the name of the representative, contact details in Japan and an outline of the proposed Large-scale Purchase. Within five business days after receipt of such letter, the Board of Directors will deliver to the Large-scale Purchaser a list of the Large-scale Purchase Information to be initially provided by the Large-scale Purchaser. If the information initially provided by the Large-scale Purchaser is deemed insufficient as Large-scale Purchase Information, the Board of Directors may request additional information until it receives sufficient information with such decision made by referring to advice from outside professionals, such as lawyers and financial advisors and fully respecting the opinions of outside directors and corporate auditors. The Board of Directors will disclose the proposed Large-scale Purchase and all or part of the Large-scale Purchase Information submitted to the Board of Directors at the time it deems appropriate, if such disclosure is considered necessary for shareholders to make decisions.

After all the Large-scale Purchase Information is provided, Matsushita’s Board of Directors should be allowed a sixty day period (in the case of the purchase of all Matsushita shares by a tender offer with cash-only (yen) consideration) or a ninety day period (in the case of any other Large-scale Purchase), depending on the difficulty level of assessment, as the period during which it will assess, examine, negotiate, form an opinion and seek alternatives (hereinafter referred to as the Assessment Period). The Large-scale Purchase, therefore, shall be commenced only after the Assessment Period has elapsed. The Board of Directors will thoroughly assess and examine the Large-scale Purchase Information with advice from outside professionals during the Assessment Period, and disclose its opinion.

As mentioned above, the Board of Directors may negotiate with the Large-scale Purchaser in order to improve the terms of the proposed Large-scale Purchase or it may offer alternative plans to shareholders, as necessary.

3. Countermeasures against non-compliance with the Large-scale Purchase Rules

The ESV Plan includes countermeasures to be taken in the event of non-compliance with the Large-scale Purchase Rules. In the ESV Plan, non-compliance with the Large-scale Purchase Rules is the condition triggering Matsushita’s countermeasures, in principle.

If a Large-scale Purchaser does not comply with the Large-scale Purchase Rules, Matsushita’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights or any other measures that the Board of Directors is permitted to take under the Company Law in Japan or other laws and the company’s articles of incorporation. The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers and fully respecting the opinions of outside directors and corporate auditors. The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights in a rights offering, the outline of the issuance thereof shall be as described in attachment 2 hereto. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights in consideration of the effectiveness thereof as a countermeasure, such as the condition not to belong to a specific group of shareholders including a Large-scale Purchaser.

The purpose of the Large-scale Purchase Rules is to provide an opportunity for Matsushita’s shareholders to receive necessary information about the Large-scale Purchase, as well as the opinion and any alternative plans from Matsushita’s Board of Directors, in order to determine whether or not the Large-scale Purchase is acceptable. Matsushita believes these rules will benefit shareholders by providing them with sufficient information to make a decision about a Large-scale Purchase that may have an impact on the management of the company. If a Large-scale Purchaser complies with the Large-scale Purchase Rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to Matsushita. To this extent, the ESV Plan is essentially different from other defense measures, which have the purpose of preventing a Large-scale Purchase based on the Board of Directors’ judgment and evaluation of the Large-scale Purchase. As an exception, however, in the event that it is clear to the Board of Directors that a Large-scale Purchase will cause irreparable damage or loss to Matsushita and as a result, the Board of Directors makes a decision to take countermeasures to prevent such Large-scale Purchase, the Board of Directors will disclose such decision in a timely and appropriate manner. On making such a decision, the Board of Directors will refer to advice from outside professionals, such as lawyers and financial advisers and fully respect the opinions of outside directors and corporate auditors.

The company believes that the establishment of the Large-scale Purchase Rules and countermeasures to be taken in the event of non-compliance with such rules are reasonable and appropriate in order to protect the legitimate interests of all Matsushita shareholders. The company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules. Thus, the company is hereby advising in advance against commencing a Large-scale Purchase that does not comply with the Large-scale Purchase Rules.

4. Effect on Matsushita’s shareholders and investors

Matsushita does not anticipate that taking countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights, however, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and stock exchange regulations. Regarding necessary procedures for shareholders in the event that a specific countermeasure is taken, in the case of a stock split and an issuance of stock acquisition rights, shareholders must take the necessary steps to enter a share transfer in the shareholders’ register prior to the record date of the stock split or the issuance of stock acquisition rights, which shall be determined and announced publicly by the Board of Directors. In the case of an issuance of stock acquisition rights, in order to acquire stock acquisition rights, shareholders need to apply for acquisition within a certain prescribed period, depending on the issuance methods for stock acquisition rights, in addition to entering a share transfer in the shareholders’ register. In addition, in order to exercise stock acquisition rights and acquire stock, shareholders need to pay the exercise price within a certain prescribed period. When the Board of Directors decides to acquire stock acquisition rights, it may deliver stocks to shareholders without paying the amount equivalent to the exercise price, in exchange for the acquisition of the stock acquisition rights. Matsushita will announce the details of such procedures and any other procedures necessary to protect the interests and rights of shareholders and investors in accordance with relevant laws and stock exchange regulations when the Board of Directors actually determines to take countermeasures including stock splits and issuances of stock acquisition rights.

The meeting of the Board of Directors on April 27, 2007, at which this policy was re-adopted, was held with all of the five Corporate Auditors of Matsushita present (three of whom are outside Corporate Auditors). Each Corporate Auditor stated agreement with this policy on condition that it is duly implemented. The terms of office of all Directors are for one year, and they are elected at an annual general meeting of shareholders in June of each year. Matsushita’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted strictly in the interests of all shareholders.

Notes: 1.	A group of shareholders (tokutei-kabunushi group) means a holder (defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law, including a person or a company deemed as a holder pursuant to Paragraph 3 thereof) of shares and other securities (defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law) or a person or a company who makes a purchase (defined in Paragraph 1, Article 27-2 of the Securities and Exchange Law, including a purchase made on a securities exchange market) and any joint holders (defined in Paragraph 5, Article 27-23 of the Securities and Exchange Law, including a person or a company deemed as a joint holder pursuant to Paragraph 6 thereof) and any specially related parties (defined in Paragraph 7, Article 27-2 of the Securities and Exchange Law).

2.	The number of total voting rights shall be the number of voting rights with respect to all issued shares of Matsushita at the relevant time, excluding the shares held by Matsushita as treasury stock, the number of which appears in the latest Treasury Stock Purchase Report under the Securities and Exchange Law.

(Attachment 1)

The major shareholders of Matsushita as of March 31, 2007

Name of Shareholder	Number of Shares Held (thousands of shares)	Percentage of Shares Held in Total Issued Shares (%)
Moxley & Co.	189,197	7.71
The Master Trust Bank of Japan Ltd. (trust account)	125,982	5.14
Japan Trustee Service Bank, Ltd. (trust account)	83,905	3.42
State Street Bank and Trust Co.	68,399	2.79
Nippon Life Insurance Company	67,000	2.73
Sumitomo Mitsui Banking Corporation	57,725	2.35
Sumitomo Life Insurance Co.	35,382	1.44
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.43
Matsushita Electric Employee Shareholding Association	33,827	1.38
Japan Trustee Service Bank, Ltd. (trust account 4)	32,780	1.34

Notes:

1.	Amounts less than one thousand have been discarded.

2.	The number of treasury stock is 306,769 thousand shares.

(Attachment 2)

Outline of issuance of stock acquisition rights

(In case the Board of Directors elects to issue stock acquisition rights in a rights offering)

1. Shareholders who are entitled to receive stock acquisition rights and conditions of issuance thereof :

One stock acquisition right shall be granted to a shareholder, per one share held by such shareholder (excluding the shares held by Matsushita as treasury stock), whose name is recorded in the register of shareholders or the register of beneficial shareholders as of the record date to be specified and published by the Board of Directors. In this regard, Matsushita may either (i) grant to each of the shareholders holding a share of common stock a right to subscribe for a stock acquisition right and to make an offering for subscription of the offered stock acquisition right, or (ii) distribute stock acquisition rights to the shareholders without consideration.

2. Type and number of shares to be acquired upon exercise of stock acquisition rights :

The type of shares to be acquired upon exercise of stock acquisition rights shall be common stock, and the number of shares to be acquired upon exercise of one stock acquisition right shall be one share.

3. Total number of stock acquisition rights to be issued :

The total number of stock acquisition rights to be issued shall be determined by the Board of Directors up to 5 billion stock acquisition rights. The Board of Directors may issue stock acquisition rights more than once within the maximum number of 5 billion stock acquisition rights to be issued in total.

4. Payment amount of each stock acquisition right in the case of item 1, (ii) above:

No payment is required.

5. Price of assets to be invested upon exercise of each stock acquisition right :

The price of assets to be invested upon exercise of a stock acquisition right shall be one Japanese yen or more to be determined by the Board of Directors.

6. Restriction on transfer of stock acquisition rights :

Acquisition of stock acquisition rights by way of assignment thereof requires the approval of the Board of Directors.

7. Conditions of exercise of stock acquisition rights:

The Board of Directors may prohibit a person or company belonging to a group of shareholders (tokutei-kabunushi group) including a Large-scale Purchaser (excluding the case where the Board of Directors approves that an acquisition or shareholding of shares and other securities of Matsushita by the person or company does not conflict with the benefit of all shareholders of Matsushita) from exercising stock acquisition rights.

8. Exercise period and other conditions of stock acquisition rights :

Exercise period, conditions of acquisitions and other conditions of stock acquisition rights shall be determined by the Board of Directors. The Board of Directors may determine that the company may repurchase stock acquisition rights (“Qualified Stock Acquisition Rights”) that are not held by a holder of a stock acquisition right who is prohibited from exercising stock acquisition rights due to the exercise conditions mentioned in item 7 above, and deliver one share of common stock to be determined by the Board of Directors per one Qualified Stock Acquisition Right to each of the holders thereof.

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